[Bingham McCutchen Letterhead]

June 12, 2008

Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Acme Packet, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 13, 2008
File No. 001-33041

Dear Mr. Krikorian:

On behalf of our client, Acme Packet, Inc., a Delaware corporation (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 30, 2008 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.  Page numbers refer to page numbers of the Form 10-K for the fiscal year ended December 31, 2007 filed on March 13, 2008 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Customers, page 15

1.                                      We note your disclosure that four customers accounted for 56% of your net revenue in fiscal year 2007. However, it appears that you have not filed any contracts with these customers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Please provide us with more information about your contractual arrangements with these major customers. For example, please indicate if your master agreements with these customers differ in any material way from each other or from your master agreements with other direct customers. Please also explain if sales to these customers in fiscal year 2007 were based on a few large purchase orders or multiple small ones.

Response:   In response to the Staff’s comment, the Company respectfully submits, as it did in its response letter to the Staff dated August 1, 2006 pertaining to its Registration Statement on Form S-1, that it believes that the Company is not substantially dependent on any contracts with its distribution partners or its direct customers within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K and therefore has not filed any of these contracts as exhibits.  As disclosed in the Form 10-K, the Company has entered into contracts with each of its distribution partners.  These contractual arrangements are not exclusive and do not obligate the Company’s distribution partners to order, purchase or distribute any fixed or minimum quantities of the Company’s products.  Although the pricing terms vary slightly from distribution partner to distribution partner, in general the master agreements with the distribution partners do not vary.  Under these contracts, the distribution partners generally order products from the Company by submitting purchase orders that describe, among other things, the type and quantities of the products desired, delivery date and other delivery terms applicable to the ordered products.  A transaction for the purchase of the Company’s products does not arise until a purchase order is submitted.  The distribution partners generally purchase the Company’s products after they receive an order from an end-user customer.  The Company’s distribution partners, including three of the four customers that accounted for the 56% of the net revenue referenced in the comment, receive multiple orders from various individual end-user customers.  In certain situations, the Company’s end-user customers procure the Company’s products through more than one distribution partner.  In addition, sales to the Company’s distribution partners represent sales to multiple end-user customers.

With respect to its direct customers, the Company follows a standard contracting process.  The first time a direct customer places an order, the Company and the direct customer enter a master agreement that contains general terms and conditions applicable to all purchases of its products by the direct customer.  The master agreement does not obligate the direct customer to order or purchase any fixed or minimum quantities of the Company’s products.  The direct customer will then submit purchase orders for the Company’s products.  The master agreement with the direct customer does not require or ensure future sale of its products to existing customers.  The transactions with each customer are based on each individual purchase order received from such customer, and not the master agreement.

Sales to each of the four customers who accounted for more than 10% of the Company’s revenues in fiscal year 2007 were based on multiple orders throughout the year.  The size of orders received from each such customer varied greatly, ranging from approximately several hundred dollars to several hundred thousand dollars.

In the past three fiscal years, only one direct customer has accounted for more than 15% of the Company’s total revenues (Sprint - 16% in 2006), and only one distribution partner has accounted for more than 15% of total revenues (Alcatel Lucent - 17% in 2007).  The composition of the customers that accounted for more than 10% of the Company’s revenues has differed in each of the past three fiscal years.

Although the Company may be dependent on a limited number of customers for a substantial portion of its revenues, the Company does not enter into contracts with these customers upon which the Company is substantially dependent within the meaning of Item 601(b)(10)(ii)(B).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

2.                                      Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks; such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how you plan to face the challenges of increasing competition in your market.

Response:  In response to the Staff’s comment, the Company respectfully notes the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) section of the Form 10-K contains several discussions of significant matters about which management is concerned and which the Company believes are important to assist an investor in evaluating the Company’s financial condition and operating results.

Specifically, under the heading “Revenue” on page 42 of the Form 10-K, the Company describes how it generates revenue through the sale of its Net-Net hardware, the licensing of related software and the provision of training and support services.   The Company also describes the channels through which it sells these products, licenses and services.  The discussion addresses the potential causes for variations in the Company’s sales from quarter to quarter.  In the “Results of Operations” section of the MD&A, the Company also discusses how the average selling price of its products varies due to changes in the product software configuration mix and its effect on revenue.

Under the heading “Operating Expenses” on page 43 of the Form 10-K, the Company discusses its expectation for increased sales expenses to aid in the growth of revenues.  The Company discusses its plan continue to devote significant funds to its research and development effort in order to maintain its competitive position.

Throughout the section entitled “Results of Operations” in the MD&A, the Company discloses its expectations regarding increased pricing pressure on its products (page 50), its plans to expand its sales force to continue to increase revenue and market share (page 51) and the increase in personnel and continued investment in research and development (page 51).  The Company also has included several risk factors about the Company’s competition, the market for the Company’s products, and certain industry wide factors, such as the evolution of the IP network for real-time interactive communications, in section “Item 1A - Risk Factors - Risks Relating to our Business”  in the Form 10-K.

The Company will reorganize the MD&A section in future quarterly and annual reports to include introductory paragraphs of the MD&A in order to highlight these executive-level topics.

Results of Operations, page 49

3.                                      We note from your disclosures that product revenues increased during fiscal year 2007 as a result of an increase in the number of systems sold and an increase in the average selling price of those systems due to changes in the product software configuration mix and level of software license upgrades. Tell us your consideration of providing additional disclosures that quantify and analyze the number of systems sold and the average selling price of those systems sold. In this respect, you should provide disclosures that quantify the extent to which increases in product revenues are attributable to changes in price and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  In response to the Staff’s comment, the Company respectfully submits that disclosure of the average selling price, and its variations as a result of the product configuration mix, would not provide meaningful disclosure to the investors and would be harmful to the Company for its competitors to have access to such specific information.  As disclosed on pages 49-50 of the Form 10-K, the selling price for each product is determined by the product configuration mix and the product configuration mix varies by customer.  For example, existing customers may have a full scale deployment of the Company’s products with increased functionality, resulting in a higher selling price, whereas newer customers are more likely to have small scale deployment with less capabilities and functionality, resulting in a lower selling price.  On pages 49-50 of the Form 10-K, the Company has disclosed that an increase in product revenue was a result of the increasing the average selling price of its systems.

Providing specific analysis of the systems sold, including the changes in price and volume, and the average of such selling prices, would not provide meaningful disclosure because it is not necessarily indicative of the revenue generated and future revenues for the Company.  Therefore, the Company believes that providing information regarding the changes in revenues, and not the changes in the average selling price, provides more meaningful disclosure to an investor.  The Company believes that the discussion on pages 49-50 of the Form 10-K provides investors with an informative description on how the increase in net sales was attributable to the prices and volumes of the good sold as stated in Item 303(a)(3)(iii) of Regulation S-K.

4.                                      Your disclosures on page 43 state that gross profit has been affected by many factors, including the demand for products and services, the average selling price of products, new product introductions, the mix of sales channels through which products are sold, and the volume and costs of manufacturing hardware products. Tell us your consideration of providing disclosures that quantify or otherwise describe the impact each of the items has on your gross margin. We refer you to Section III.B of SEC Release 33-8350.

Response:   In the “Overview” section of the Company’s MD&A on page 43 of the Form 10-K, the Company lists certain factors that contribute to the determination of the Company’s gross profit.  The factors that will affect gross profit and the relative contributions to the calculations of gross profit will change from quarter to quarter.   In general, the Company’s revenue and cost of revenue are the most important factors for the determination of gross profit. In the “Results of Operations” section of the Company’s MD&A on pages to 49-50 of the Form 10-K, the Company states which of these factors contributed to the change in gross revenue, cost of revenue and gross profit for the periods covered.  As previously submitted to the Staff in a response letter dated August 1, 2006, the Company has not included disclosures which quantify the individual magnitude of each such factor, as it believes that such disclosure would not provide meaningful disclosure to an investor and would be detrimental to the Company vis-a-vis its competitors.  For example, the Company believes that disclosure that demand for its products increased, not the actual number of systems sold, and an increase in the average selling price, not the actual average selling price, provides meaningful disclosure as to the quantified increase in the Company’s revenue which, when coupled with the cost of revenue, determines the Company’s gross profit.

5.                                      Your disclosures do not indicate whether depreciation and amortization is included in the gross profit margins. In this regard, tell us how you considered the guidance in SAB Topic 11B. For each year presented tell us whether any amount of depreciation and amortization has been allocated to cost of revenues.

Response:  In response to the Staff’s comment, the Company respectfully submits that its depreciation and amortization is included in the calculation of gross profit margins as a result of being included in the cost of sales (product cost of sales as well as maintenance, service and support cost of sales) and therefore the Company does not disclose the exclusion of depreciation and amortization as required by SAB Topic 11B.  On page 43 of the Form 10-K, the Company has described the major components that comprise the cost of revenue. However, the Company did not specifically identify that the depreciation and amortization expense was included as it only represented approximately 1% of cost of goods sold in each of fiscal year 2007, 2006 and 2005 and therefore was not deemed to be material by the Company.

Liquidity and Capital Resources, page 56

6.                                      We note from your disclosures that the increase in days sales outstanding for the quarter ended December 31, 2007 was attributable to a higher level of revenue from indirect partners and international customers and the timing of shipments. Describe the payment terms you offer to your indirect partners and international customers, and clarify whether there have been any changes in the payment terms compared to those you have offered in the past. In addition, explain why the timing of shipments was also a factor contributing to the increase in days sales outstanding for the quarter ended December 31, 2007.

Response:  In response to the Staff’s comments, the Company respectfully submits that in the past three fiscal years, the Company has not significantly changed its payment terms.  The Company’s direct customers located in the United States have payment terms between 30 and 45 days.  In contrast, the Company’s indirect customers (such as its distribution partners) and its direct customers located outside of the United States have payment terms between 60 days and 90 days.  The Days Sales Outstanding for the quarter ended as December 31, 2007 increased for the quarter as compared to previous quarters, not because of a change in payment terms, but rather because (i) approximately 69% of the Company’s revenues generated in the quarter were generated by its indirect distribution channel (the Company’s indirect customers), compared to the 50% during the quarter ended December 31, 2006 and (ii) a higher percentage of the orders received in the quarter ended December 31, 2007 were received and shipped later in the quarter.  Due to the fact that the Company’s distribution partners have longer payment terms, the portion of accounts receivable generated from distribution partners tends to create an overall increase in Days Sales Outstanding.  Likewise, as a result of later-quarter orders, more shipments to customers occurred later in the quarter resulting in an increase in the Company’s accounts receivable outstanding as of the end of the quarter. If a shipment is made within the number of days provided for in a customer’s payment terms, it is more likely that the accounts receivable will be outstanding as of the end of such quarter and that the Company’s overall accounts receivable will be increased. An increase in the amount of the Company’s accounts receivable outstanding as of the end of the quarter will result in an increase in the Company’s Days Sales Outstanding for such quarter.  While the Company cannot be certain as to why more customer orders were received later in the quarter than what the Company had previously experienced, the Company has no basis to predict that whether such purchasing patterns of its customers will or will not continue in the future.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 9. Segments, page 89

7.                                      We note that you disclose international sales in total for each year presented. Tell us whether sales attributable to any individual foreign country are material. In this respect, material sales to an individual foreign country should be disclosed separately. We refer you to paragraph 38.a of SFAS 131.

Response:   In response to the Staff’s comment, the Company respectfully submits that it does not consider sales to any one individual country during the fiscal years 2007, 2006 and 2005 to be material.  As a result, the Company does not believe separate disclosure about sales to any individual country is warranted.

For the Staff’s reference, below is information with respect the Company’s sales to individual foreign countries in fiscal years 2007, 2006 and 2005:

•                  In fiscal year 2007, the Company had sales to customers in 78 countries (excluding the United States and Canada) with no single country representing in excess of 9% of revenues.

•                  In fiscal year 2006, the Company had sales to customers in 62 countries (excluding the United States and Canada) with no single country representing in excess of 6% of revenues.

•                  In fiscal year 2005, the Company had sales to customers in 37 countries (excluding the United States and Canada) with no single country representing in excess of 6% of revenues.

Item 9A. Controls and Procedures, page 91

8.                                      We note your statement that “[i]n designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. We note that the disclosures in your last two Form 10-Qs do indicate that your disclosure controls and procedures were effective at the reasonable assurance level.

Response:   In response to the Staff’s comment, the Company supplementally confirms that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the Form 10-K.  The Company will include this representation, if true, in its future quarterly and annual reports.   The Company respectfully notes that the second paragraph of Item 9A on page 91 of the Form 10-K does include the disclosure that the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K as required by Item 307 of Regulation S-K.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company, at (781) 328-4410.

Very truly yours,

/s/ Julio E. Vega

Julio E. Vega

cc:	Jay Ingram, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Morgan Youngwood, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Keith Seidman, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP